SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)

THE GORMAN-RUPP COMPANY
(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

38 3082 10 4
(CUSIP Number)

Check (X) the following box if a fee is being paid with this statement.               [  ]

Page 1 of 4 Pages

CUSIP NO. 38 3082 10 4	13G	Page 2 of 4 Pages

1)	Names of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

JAMES C. GORMAN

2)	Check the Appropriate Box if a Member of a Group

(A)

		(B)	X

3)	SEC Use Only

4)	Citizenship or Place of Organization

UNITED STATES (State of Ohio)

	5)	Sole Voting Power 381,516
Number of
Shares
Beneficially Owned	6)	Shared Voting Power 345,611
by
Each
Reporting With	7)	Sole Dispositive Power 381,516

	8)	Shared Dispositive Power 345,611

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 727,127

10)	Check Box (X) if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	X

11)	Percent of Class Represented by Amount in Row 9 8.5%

12)	Type of Reporting Person (See Instructions) IN

Page 2 of 4 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 17)

Item 1 (a)	Name of Issuer:
THE GORMAN-RUPP COMPANY
Item 1 (b)	Address of Issuer’s Principal Executive Office:
305 BOWMAN STREET, MANSFIELD, OHIO 44903
Item 2 (a)	Name of Person Filing:
JAMES CARVILLE GORMAN
Item 2 (b)	Address or Principal Business Office or, if none, Residence:
305 BOWMAN STREET, MANSFIELD, OHIO 44903
Item 2 (c)	Citizenship:
UNITED STATES (State of Ohio)
Item 2 (d)	Title of Class of Securities:
COMMON SHARES, WITHOUT PAR VALUE
Item 2 (e)	CUSIP Number:
38 3082 10 4
Item 3.	Status of Person Filing.
Not Applicable.
Item 4.	Ownership.

(a) Amount Beneficially Owned:	727,127

(b) Percent of Class:	8.5%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote	381,516
(ii) shared power to vote or to direct the vote	345,611
(iii) sole power to dispose or to direct the disposition of	381,516
(iv) shared power to dispose or to direct the disposition of	345,611

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Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable X
Response to this Item is contained on the separate sheet(s) attached hereto
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2003 Date

/s/ James C. Gorman Signature

James C. Gorman, Chairman Name/Title

Page 4 of 4 Pages